October 29, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Amanda Ravitz, Jay Mumford and Daniel Morris

Re:	InspireMD, Inc. Registration Statement on Form S-1 Filed September 24, 2012 File No. 333-184066

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 (“Amendment No. 1”), marked to show changes to the Registration Statement on Form S-1 of the Company (File No. 333-184066), filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2012 (the “Registration Statement”). Reference is made to the letter dated October 18, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Prospectus Cover Page

1.	Please revise to include all non-Rule 430A information that you have omitted from your document. For example, we note that you have omitted the number of securities offered. Refer to Regulation S-K Item 501(b)(2) and Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations available on the Commission’s website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

The Company has included in Amendment No. 1 an estimate of the number of securities offered, based on the last reported sale price of the common stock on October 26, 2012, as well as other required non-Rule 430A information.

Haynes and Boone, LLP

Attorneys and Counselors

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Phone: 212.659.7300

Fax: 212.918.8989

U.S. Securities and Exchange Commission

October 29, 2012

Summary, page 1

2.	Please disclose in the first paragraph of your overview section your history of losses as well as the going concern opinion issued by your auditor.

Response:

The Company has made the requested change on page 1 of Amendment No. 1.

3.	We note that you intend to use the net proceeds of this offering to “pursue FDA approval in the U.S.” Please disclose in the third paragraph of your overview section the status of the FDA review process and whether you are currently able to sell products in the US.

Response:

The Company has made the requested change on page 1 of Amendment No. 1.

4.	We note your disclosure in the third full paragraph on page 2 that you have not yet determined what your reverse stock split ratio will be and that you intend the split to occur immediately following the effectiveness of the registration statement. Please disclose the reverse stock split ratio. Also, please tell us how this split will affect your prospectus disclosure, including the last reported sale price of your common stock disclosed on the prospectus cover page.

Response:

The Company has disclosed the reverse stock split ratio and the effects of the reverse stock split throughout Amendment No. 1, including with respect to the last reported sale price of the Company’s common stock disclosed on the prospectus cover page.

Exhibit 5.1

5.	Please file a revised opinion of counsel with all the blank information completed prior to seeking acceleration of this registration statement.

Response:

The Company has filed a revised opinion of counsel with all the blank information completed.

U.S. Securities and Exchange Commission

October 29, 2012

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:	Ofir Paz, InspireMD, Inc.